EXHIBIT 11.1

CPI CORP. COMPUTATION OF (LOSS) INCOME PER SHARE - DILUTED
FISCAL YEARS ENDED FEBRUARY 4, 2012, FEBRUARY 5, 2011 AND FEBRUARY 6, 2010

in thousands except share and per share data	2011	2010	2009

Common shares outstanding at beginning of fiscal period	9,129,013	9,184,081	9,199,137
Shares (repurchased) issued during the period - weighted average	(2,563)	206,104	78,855
Shares issuable under employee stock plans - weighted average	—	11,187	12,921
Dilutive effect of exercise of certain stock options	—	3,866	14,549
Less: Treasury stock - weighted average	(2,097,043)	(2,133,566)	(2,285,481)

Weighted average number of common and common equivalent shares	7,029,407	7,271,672	7,019,981

Net (loss) income applicable to common shares attributable to CPI Corp.	(56,685)	11,908	13,797

Net (loss) income per common and common equivalent shares attributable to CPI Corp.	$(8.06)	$1.64	$1.97